UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

West Coast Bancorp
(Name of Issuer)

Comon Stock, no par value
(Title of Class of Securities)

952145100
(CUSIP Number)

January 27, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-l(b)

☒ Rule 13d-l(c)

☐ Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 pages

CUSIP No. 952145100

1.	Names of Reporting Persons
MFP Partners, L.P.(1) c/o MFP Investors LLC 667 Madison Avenue, 25th Floor New York, NY 10065

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

☐ (a)
☐ (b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

	5.	Sole Voting Power

Number of
Shares Bene-	6.	Shared Voting Power 8,535,000
ficially
Owned by Each
Reporting	7.	Sole Dispositive Power
Person With:

	8.	Shared Dispositive Power 8,535,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,535,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) X

11.	Percent of Class Represented by Amount in Row (9) 9.8%(2)

12.	Type of Reporting Person (See Instructions)

PN

(1) MFP Investors LLC is the general partner of MFP Partners, L.P. Michael F. Price is the managing partner of MFP Partners, L.P. and the managing member and controlling person of MFP Investors LLC.

(2) Calculation based on 87,171,915 shares of common stock, which includes 15,729,465 shares outstanding pursuant to the issuer’s Definitive Proxy Statement on Schedule 14A filed December 21, 2009 (the “Proxy Statement”) and the conversion of all the Series A mandatorily convertible cumulative participating preferred stock, no par value, of the issuer (the “Series A Preferred Stock”) into an aggregate of 71,442,450 shares of common stock, which occurred on January 27, 2010.

Page 2 of 7 pages

CUSIP No. 952145100

1.	Names of Reporting Persons
MFP Investors LLC(1) 667 Madison Avenue, 25th Floor New York, NY 10065

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

☐ (a)
☐ (b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

	5.	Sole Voting Power

Number of
Shares Bene-	6.	Shared Voting Power 8,535,000
ficially
Owned by Each
Reporting	7.	Sole Dispositive Power
Person With:

	8.	Shared Dispositive Power 8,535,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,535,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) X

11.	Percent of Class Represented by Amount in Row (9) 9.8%(2)

12.	Type of Reporting Person (See Instructions)

OO

(1) MFP Investors LLC is the general partner of MFP Partners, L.P. Michael F. Price is the managing partner of MFP Partners, L.P. and managing member and controlling person of MFP Investors LLC.

(2) Calculation based on 87,171,915 shares of common stock, which includes 15,729,465 shares outstanding pursuant to the issuer’s Proxy Statement and the conversion of all the Series A Preferred Stock into an aggregate of 71,442,450 shares of common stock, which occurred on January 27, 2010.

Page 3 of 7 pages

CUSIP No. 952145100

1.	Names of Reporting Persons
Michael F. Price(1) c/o MFP Investors LLC 667 Madison Avenue, 25th Floor New York, NY 10065

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

☐ (a)
☐ (b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

	5.	Sole Voting Power

Number of
Shares Bene-	6.	Shared Voting Power 8,535,000
ficially
Owned by Each
Reporting	7.	Sole Dispositive Power
Person With:

	8.	Shared Dispositive Power 8,535,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,535,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) X

11.	Percent of Class Represented by Amount in Row (9) 9.8%(2)

12.	Type of Reporting Person (See Instructions)

IN

(1) MFP Investors LLC is the general partner of MFP Partners, L.P. Michael F. Price is the managing partner of MFP Partners, L.P. and managing member and controlling person of MFP Investors LLC.

(2) Calculation based on 87,171,915 shares of common stock, which includes 15,729,465 shares outstanding pursuant to the issuer’s Proxy Statement and the conversion of all the Series A Preferred Stock into an aggregate of 71,442,450 shares of common stock, which occurred on January 27, 2010.

Page 4 of 7 pages

CUSIP No. 952145100

Item 1.

	(a)	Name of Issuer

West Coast Bancorp

	(b)	Address of Issuer's Principal Executive Offices

5335 Meadows Road, Suite 201
Lake Oswego, Oregon 97035

Item 2.

	(a)	Name of Person Filing

MFP Partners, L.P.
MFP Investors LLC
Michael F. Price

	(b)	Address of Principal Business Office or, if none, Residence

667 Madison Avenue, 25th Floor
New York, NY 10065

	(c)	Citizenship

MFP Partners, L.P. and MFP Investors LLC are each organized under the laws of the state of Delaware. Michael F. Price is a citizen of the United States of America.

	(d)	Title of Class of Securities

Common Stock, no par value per share

	(e)	CUSIP Number

952145100

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

MFP Partners, L.P. has the shared power to vote 8,535,000 shares (9.8%) of the common stock of the issuer based on 87,171,915 shares of common stock, which includes 15,729,465 shares outstanding pursuant to the issuer’s Proxy Statement and 71,442,450 shares of common stock issued upon the conversion of all of the Series A Preferred Stock, which occurred on January 27, 2010.  As the general partner of MFP Partners, L.P., MFP Investors LLC is deemed to own 8,535,000 shares (9.8%) of the common stock of the issuer.  On October 23, 2009, MFP Partners, L.P. acquired 170,700 shares of Series A Preferred Stock, 8,782 shares of Series B mandatorily convertible cumulative participating preferred stock, no par value, of the issuer (the “Series B Preferred Stock”), an immediately exercisable Class C Warrant to purchase 75,000 shares of Series B Preferred Stock, and a Class D warrant exercisable, in the event that the certain stockholder proposals shall not have been approved by March 1, 2010, to purchase 27,787 shares of Series B Preferred Stock (in each case, subject to customary anti-dilution adjustments).  On January 20, 2010, the issuer obtained the approval of its stockholders for the stockholder proposals.  As a result of the stockholder proposals being approved, the Class D Warrant expired on January 20, 2010, the 170,700 shares of Series A Preferred Stock automatically converted into 8,535,000 shares of common stock on January 27, 2010 and the non-voting Series B Preferred Stock is mandatorily convertible into common stock but only if sold to unaffiliated third parties in a widely dispersed offering.  MFP Partners, L.P.’s Series B Preferred Stock, which is not redeemable and will never be convertible in the hands of MFP Partners, L.P., is convertible into an aggregate of 439,100 shares of common stock (subject to customary anti-dilution adjustments).  The Reporting Persons do not have the right to acquire beneficial ownership of additional shares of common stock within sixty days by virtue of MFP Partners, L.P.’s ownership of the Series B Preferred Stock and the Class C Warrant.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Page 5 of 7 pages

CUSIP No. 952145100

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

MFP Investors LLC manages investments for several clients, including MFP Partners, L.P. which owns more than 5% of the common stock of the issuer.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 4, 2010
Date

MFP Partners, L.P.

Signature

Name:	Michael F. Price
Title:	Managing Partner

MFP Investors LLC

Signature

Name:	Michael F. Price
Title:	Managing Member

MICHAEL F. PRICE

Signature

Name:	Michael F. Price

Page 6 of 7 pages

CUSIP No. 952145100

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the stock of the issuer, and that this Joint Filing Agreement may be included as an exhibit to such joint filing. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 4th day of February, 2010.

MFP Partners, L.P.

Signature

Name:	Michael F. Price
Title:	Managing Partner

MFP Investors LLC

Signature

Name:	Michael F. Price
Title:	Managing Member

Michael F. Price

Signature

Name:	Michael F. Price

Page 7 of 7 pages